Exhibit 99.3

SECOND AMENDMENT TO

GREEN PLAINS INC.

2019 EQUITY INCENTIVE PLAN, AS AMENDED

Section 5.1 of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

5.1 Number of Shares. Subject to adjustment as provided in Section 5.4, the total number of Shares available for grant under the Plan shall not exceed 7,710,000 Shares, plus any Shares remaining available for grant under the Prior Plan, as amended, as of the effective date of the Plan. Shares granted under the Plan may be either authorized but unissued Shares or treasury Shares, or any combination thereof.

Section 5.2(a) of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

5.2(a) Lapsed Awards. If and to the extent that an Award terminates, expires, is canceled or is forfeited for any reason on or after April 8, 2026 (including upon cancellation or settlement of such Award in exchange for cash or property other than Shares), the Shares associated with that Award (based on the target number of Shares potentially issuable thereunder) will become available (or again be available) for grant under the Plan. Similarly, Shares subject to an Award (other than an Option or Stock Appreciation Right) that are withheld on or after April 8, 2026, in settlement of a tax withholding obligation arising in connection with that Award will become available (or again be available) for grant under the Plan. However, Shares withheld on or after April 8, 2026, in satisfaction of the exercise price payable upon exercise of an Award will not become available (or again be available) for grant under the Plan. In addition, any Shares subject to a Stock Appreciation Right that are not delivered upon exercise of such Award will not again become available for grant under the Plan.

Section 5.3 of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

5.3(a) Limitations on Grants to Individual Participants. Subject to adjustment as provided in Section 5.4, no Participant may be granted (i) Options or Stock Appreciation Rights during any Fiscal Year with respect to more than 500,000 Shares or (ii) Shares of Restricted Stock, Restricted Stock Units, Performance Shares and/or other Stock-Based Awards in any Fiscal Year that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in Shares with respect to more than 500,000 Shares (the “Limitations”). In addition to the foregoing, the maximum dollar value that may be earned by any Participant in any 12-month period with respect to Performance Units that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in cash is $5,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

5.3(b) Eligible Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Committee may establish compensation for Eligible Directors from time to time, subject to the limitations in the Plan. The Committee will from time to time determine the terms, conditions and amounts of all such Eligible Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to an Eligible Director as compensation for services as an Eligible Director during any fiscal year of the Company may not exceed $500,000, increased to $750,000 for an Eligible Director’s initial fiscal year of service as an Eligible Director.

Section 7.7 of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

7.7 Dividends and Other Distributions. Except as otherwise determined by the Committee and set forth in the Award Agreement, Participants holding Shares of Restricted Stock or Restricted Stock Units shall be entitled to receive all dividends and other distributions paid with respect to the underlying Shares or dividend equivalents during the Period of Restriction. If any such dividends or dividend equivalents with respect to Restricted Stock are paid in Shares, such Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

Rights to dividends or dividend equivalents may be extended to and made part of any Awards, subject to such terms, conditions and restrictions as the Committee may establish, provided that any dividends or dividend equivalents will be subject to the same vesting schedule as the underlying Awards to which the right is attached. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and dividend equivalents for Awards. No dividends or dividend equivalents may be paid in respect of an Award of Options or SARs.

9.6 In light of the revisions to Section 7.7, the text of Section 9.6 of the Plan is hereby deleted and replaced with [RESERVED].

Section 12.2 of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

12.2 Duration of the Plan. The Plan shall become effective in accordance with Section 1.1, and subject to Section 12.1 shall remain in effect until June 5, 2031.